STRATASYS Q3 2016

FINANCIAL RESULTS CONFERENCE CALL

November 15th, 2016

stratasys

Stratasys

Q3 2016 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 855-319-2216
Erez Simha CFO & COO	International Dial-in: 503-343-6033
Shane Glenn VP, Investor Relations	Participant Passcode: 96601880

Live webcast and replay:
http://www.thomson-webcast.net/m/p/cet5hqis

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including under the heading "Financial Guidance," are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which Stratasys operates; any underestimates in projected capital expenditures and liquidity; changes in Stratasys' strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; lower than expected demand for Stratasys' products and services; reduction in Stratasys' profitability due to shifting in its product mix into lower margin products or shifting in its revenues mix significantly towards its AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", and Item 5, "Operating and Financial Review and Prospects" in Stratasys' Annual Report for the year ended December 31, 2015, as well as in such Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Form 6-K attaching Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the Securities and Exchange Commission, or SEC, on or about the date hereof, (ii) Stratasys' 2015 Annual Report, and (iii) Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP financial information

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization , impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in slide 21.

Ilan Levin – CEO

Opening Remarks

- Overall market environment in third quarter remained challenging
- Pleased with operational improvements during period
- Observing growing opportunity for value-added manufacturing applications in key verticals
- Recent announcements showcase commitment to working in collaboration with leading global manufacturing companies

Erez Simha – CFO and COO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys Ltd.

Revenue ↓ 6% YOY

GAAP Gross Profit ↑ 192% YOY

GAAP Operating Profit ↑ 98% YOY

Non-GAAP Gross Profit ↓ 0% YOY

Non-GAAP Operating Profit ↑ 133% YOY

	GAAP			Non-GAAP		
	Q3-15	Q3-16	Change YOY	Q3-15	Q3-16	Change YOY
Unit Sales	5,467	4,046	-26.0%	5,467	4,046	-26.0%
Total Revenue	$167.6	$157.2	-6.2%	$167.6	$157.2	-6.2%
Revenue/Employee	0.057	0.063	10.1%	0.057	0.063	10.1%
Gross Profit (Loss) **% margin**	(79.9) -47.7%	73.7 46.9%	153.6 192.2%	85.2 50.8%	84.9 54.0%	(0.3) -0.3%
Operating Profit (Loss) **% margin**	(931.3) -555.8%	(19.3) -12.3%	912.0 97.9%	-10.0 -6.0%	3.3 2.1%	13.3 133.0%
Pre-tax Profit (Loss) **% margin**	(934.8) -557.8%	(19.3) -12.2%	915.6 97.9%	-10.8 -6.4%	3.4 2.2%	14.2 131.5%
Tax Rate	3.6%	-8.0%		104.6%	104.1%	
EBITDA	(906.0)	3.5	100.4%	-1.5	12.0	930.4%
Net Income **% margin**	(901.3) -537.8%	(20.8) -13.3%	880.4 97.7%	0.7 0.4%	0.1 0.1%	(0.6) -83.6%
EPS (Diluted)	($17.35)	($0.40)	97.7%	$0.01	$0.00	-83.6%
Diluted Shares	51.9	52.4	0.9%	53.1	53.2	0.1%

($ in millions unless noted otherwise)

Financial Results – Revenue
Stratasys Ltd.

System Revenue ↓ 20% YOY

Consumable Revenue ↑ 12% YOY

Customer Support Revenue ↑ 7% YOY

($ in millions unless noted otherwise)

Total Revenue - Quarter



$118.5
$49.1
$110.1
$47.1
Q3-2015
Q3-2016
Product
Service

Total Revenue – Quarterly Trend



$124.3
$49.0
$118.6
$49.3
$123.8
$48.3
$110.1
$47.1
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Product
Service

stratasys

Financial Results – Gross Margin Trends
Stratasys Ltd.



Revenue Split Q3-2015
29%
71%
Product
Service



GAAP
48.3%
46.2%
46.9%
30.6%
30.7%
30.2%
31.6%
52.0%
39.5%
50.4%
35.6%
50.6%
38.1%
Q3 '15*
Q4 '15*
Q1 '16
Q2 '16
Q3 '16
-80.2%
-47.7%

*Gross margin includes impairment charges of $10.8 and $151.0 in Q4'15 and Q3'15, respectively



Revenue Split Q3-2016
30%
70%
Product
Service



Non-GAAP
50.8%
48.1%
55.1%
55.9%
54.0%
58.7%
31.8%
52.8%
36.2%
61.1%
40.4%
63.5%
36.6%
60.6%
38.7%
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Product Gross Margin
Service Gross Margin
Total Gross Margin

($ in millions unless noted otherwise)

stratasys

Financial Results – Operating Margin Trends
Stratasys LTD.

Operating Exp. (GAAP)	↓ 89% YOY
R&D Exp. (GAAP)	↓ 36% YOY
SG&A Exp. (GAAP)	↓ 43% YOY

Operating Exp. (non-GAAP)	↓ 14% YOY
R&D Exp. (non-GAAP)	↓ 12% YOY
SG&A Exp. (non-GAAP)	↓ 15% YOY

($ in millions unless noted otherwise)

GAAP



22.5%
72.4%
18.4%
65.3%
15.0%
45.5%
14.2%
42.4%
15.3%
43.9%
Q3 '15*
Q4 '15*
Q1 '16
Q2 '16
Q3 '16
-555.8%
-108.3%
-12.5%
-10.0%
-12.3%

*Operating profit includes impairment charges of $127.8 and $737.7 in Q4'15 and Q3'15, respectively

Non-GAAP



15.0%
41.8%
12.8%
40.4%
13.6%
39.1%
12.9%
37.1%
14.1%
37.9%
2.4%
5.9%
2.1%
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16
-6.0%
-5.1%
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

stratasys

Financial Results – Revenue Geographic Mix
Stratasys Ltd.

- Results reflect continuation of challenging market environment observed throughout 2015



Geographic Sales Q3-2015
2%
16%
21%
61%
North America
EMEA
APAC
Other



Geographic Sales Q3-2016
2%
17%
20%
61%
North America
EMEA
APAC
Other

stratasys

Financial Results – Balance Sheet Summary Stratasys Ltd.

- Cash and Cash Equivalents of $239.3 million
- Cash utilized in operations was $2.5 million

Selected balance sheet items ($ in millions)	Q2-16	Q3-16
Cash, Cash Equivalents & Bank Deposits	$253.9	$239.3
Accounts Receivable	113.3	109.2
Inventories	125.7	127.0
Net Working Capital	359.3	352.2

Erez Simha – CFO & COO

Financial Summary

- No change in market environment compared to recent periods – visibility remains low
- Pleased with strength of recurring product and service revenue – system utilization remains stable
- Operational improvements contributed to significant expense reduction and favorable trends in margins
- Focused on aligning resources with strategic goals and market conditions to develop new offerings targeting advanced applications
- Strong balance sheet with sufficient capital to run the business

Revenue & Earnings Guidance – Updated

Revenue (M)

$662-$673M

GAAP Diluted EPS

$(1.44)-$(1.35)

Non-GAAP Diluted EPS

$0.13-$0.21

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$662 to $673
GAAP Net Loss	($76) to ($71)
(1) Stock-Based Compensation Exp.	$21
(2) Intangible Assets Amortization Exp.	$59
(3) Merger Related Expenses	$10 to $11
(4) Reorganization and other related costs	$7 to $8
(5) Corresponding tax expense and other tax adjustments	($15)
Non-GAAP Net Income	$7 to $11
GAAP Loss Per Share	($1.44) to ($1.35)
Non-GAAP Diluted Earnings Per Share	$0.13 to $0.21

Ilan Levin – CEO

STRATEGIC OVERVIEW

Building Application Focused Solutions With Partners



Infinite-Build 3D Demonstrator



Robotic Composite 3D Demonstrator

- ✓ Two advanced technology demonstrators
- ✓ Application-aligned configurations of FDM platform
- ✓ Breaking barriers of part performance/production efficiency: aerospace and automotive
- ✓ Expanding FDM: Bigger, stronger, higher quality parts
- ✓ Teaming with industry leaders: Boeing, Ford, and Siemens

Airbus Standardizes on Stratasys for Production of Flight Parts


A350
XWB
AIRBUS A350
Around the world
© AIRBUS S.A.S. 2014 - A. MC LAUGHLIN
AIRBUS

- ✓ Airbus has standardized the use of Stratasys solutions for A350 XWB
- ✓ Selected parts to be produced only on select Stratasys equipment
- ✓ Significant step towards meaningful adoption of AM technology for end-use parts applications in aerospace

stratasys

New MakerBot Solutions for Professionals & Educators



MakerBot Replicator+
- 30% Faster
- 25% Larger Build Volume
- Smart Extruder +

MakerBot Print
- Native CAD support
- Cloud connected
- Optimized slicing

MakerBot Tough PLA
- Similar properties as ABS
- 3 2lb. Spools
- Tough PLA Smart Extruder +



MakerBot Replicator Mini+
- 10% Faster
- 28% Larger Build Volume
- Smart Extruder +

MakerBot Mobile
- Easy to use
- New guided set-up
- Start printing right away

Thingiverse Education
- Classroom-ready projects
- Complete lesson plans
- Community of teachers

Ilan Levin – CEO

Summary & Outlook

- Focused on leveraging core assets and developing advanced ecosystem of applications and manufacturing solutions
- Pleased with initial reception to technology demonstrators and new product launches
- Committed to expanding collaborations with key global manufacturing companies
- Achieved significant operational improvements in third quarter and committed to further improvements
- Excited about long-term growth opportunities

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Q3-16			Q3-15		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (Loss) (1)	$73,681	$11,248	$84,929	$(79,896)	$165,099	$85,203
Operating income (Loss) (1,2)	(19,357)	22,651	3,294	(931,334)	921,351	(9,983)
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(20,827)	20,936	109	(901,273)	901,937	664
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.40)	$0.40	$0.00	(17.35)	17.36	0.01
(1) Acquired intangible assets amortization expense		10,394			12,317	
Impairment charges of other intangible assets		-			150,973	
Non-cash stock-based compensation expense		680			739	
Reorganization and other related costs		249			914	
Merger and acquisition and other expense		(75)			156	
		11,248			165,099	
(2) Acquired intangible assets amortization expense		3,697			5,832	
Goodwill impairment		-			695,458	
Non-cash stock-based compensation expense		4,105			4,097	
Impairment charges of other intangible assets		-			42,215	
Changes in fair value of obligations in connection with acquisitions		(24)			(3,022)	
Reorganization and other related costs		1,959			834	
Merger and acquisition and other expense		1,666			10,838	
		$11,403			$756,252	
		$22,651			$921,351	
(3) Credit facility termination related costs		-			2,705	
Corresponding tax effect and other tax adjustments		(1,998)			(22,119)	
Goodwill impairment		283			-	
		$20,936			$901,937	
(4) Weighted average number of ordinary shares outstanding – Diluted	52,432		53,168	51,941		53,108

($ in thousands except per share data)

stratasys